NO ACT

12-16-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008390

DIVISION OF
CORPORATION FINANCE

February 3, 2016

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-3-16

Michael F. Lohr
The Boeing Company
michael.f.lohr@boeing.com

Re: The Boeing Company
Incoming letter dated December 16, 2015

Dear Mr. Lohr:

This is in response to your letters dated December 16, 2015 and January 7, 2016 concerning the shareholder proposal submitted to Boeing by David Ridenour. We also have received a letter from the proponent dated January 5, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: David Ridenour
dridenour@nationalcenter.org

February 3, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 16, 2015

The proposal requests that the board consider issuing a semiannual report disclosing the company's standards for choosing which organizations receive the company's assets in the form of charitable contributions, the rationale, if any, for such contributions, the intended purpose of each of the charitable contributions and, if appropriate, the benefits to others of the company's charitable works.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Based on the information presented, it appears that Boeing's public disclosures compare favorably with the guidelines of the proposal and that Boeing has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Christina M. Thomas
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Michael F. Lohr
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

January 7, 2016

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Relating to a Charitable Giving Report

Dear Sir or Madam:

This letter relates to the no-action request by The Boeing Company ("Boeing," the "Company" or "we") dated December 16, 2015 (the "Original Letter") that seeks to exclude a shareholder proposal and statement in support thereof (the "Proposal") submitted by David Ridenour (the "Proponent") for inclusion in Boeing's proxy materials for its 2016 Annual Meeting of Shareholders (the "Proxy Materials"). By a letter dated January 5, 2016 (the "January Response") to the Division of Corporation Finance (the "Staff"), the Proponent asserted his belief that the relief sought in the Original Letter should not be granted.

For the reasons set forth below and in the Original Letter, Boeing continues to believe that it may properly omit the Proposal from the Proxy Materials and the Company respectfully reiterates its request that the Staff concur that the Company may exclude the Proposal from the Proxy Materials.

- First, the January Response does not cite any new or different Staff precedent that would call into question Boeing's arguments in the Original Letter, which arguments are based upon well-reasoned analysis supported by a consistent history of Staff precedent relating to the basis for the exclusion being requested by Boeing.

- Second, the January Response does not distinguish in any meaningful way -- in whole or in part -- any of the Staff precedent cited by Boeing in the Original Letter as support for its arguments that the Proposal should be excludable pursuant to Rule 14a-8(i)(10). Rather, the January Response merely (a) notes that PG&E Corporation discloses, *four years after* the relevant no-action letter, a list of charitable contributions and (b) asserts, but provides no support for, the notion that the meaning of "which" and "each" (emphasized in the January Response as somehow requiring an itemized list) in the Proposal differs from the meaning of those same words in the substantially similar proposal in *PG&E Corporation* (March 10, 2010). In fact, the PG&E proposal requested disclosure of "the PG&E standards for choosing *which* organizations receive the Company's assets in the form of charitable contributions" and the "business rationale and purpose for *each* of the charitable



contributions": however, at the same time, the January Response readily acknowledges that "[t]he *PG&E Corporation* proposal never called for a list of grant recipients."

- Lastly, the Proponent improperly uses the January Response to re-characterize the Proposal and, in essence, the Proponent puts forth a new and different proposal. As set forth in the Original Letter, the Proposal does not include the word "list" or any other words or phrases that a reasonable shareholder would conclude require disclosure of a list of all of Boeing's charitable contributions. While the January Response refers to a request for a "list" of charitable contributions several times, the Original Letter itself requests no such list and only seeks disclosure of the following with respect to the Company's charitable contributions: (1) "standards," (2) "rationale," (3) "intended purpose," and (4) "benefits." At no point does the Proposal ask for disclosure of the contributions themselves, either individually or in the aggregate (as the Proponent incorrectly maintains in the January Response).

  Moreover and as provided in the Original Letter, even if the Proposal were to seek such a list (which it does not), the Staff has repeatedly concurred in the exclusion of proposals so long as they compare favorably with the guidelines of the proposal—even when company disclosures implement the proposal in a manner different than what the proponent might prefer. The Original Letter demonstrates in detail how the Company has implemented each element of the Proposal. However, the January Response merely describes as "irrelevant" whether the Company has implemented the four elements of the actual Proposal so long as it fails to produce that which the Proposal does not seek—*i.e.*, a "list of the Company's charitable contributions."

* * *

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from the Proxy Materials, please do not hesitate to contact me at (312) 544-2802 or michael.f.lohr@boeing.com. In accordance with *Staff Legal Bulletin No. 14D (Nov. 7, 2008)*, we are emailing this letter to the Staff at shareholderproposals@sec.gov and are sending a copy of this letter via e-mail to the Proponent.

Very truly yours,

Michael F. Lohr
Corporate Secretary

cc: David Ridenour

January 5, 2016

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of David Ridenour, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This letter is in response to the letter of Michael F. Lohr on behalf of the Boeing Company (the "Company") dated December 16, 2015, requesting that your office (the "Commission" or "Staff") take no action if the Company omits my Shareholder Proposal (the "Proposal") from its 2016 proxy materials for its 2016 annual shareholder meeting.

RESPONSE TO BOEING'S CLAIMS

As the Company has not provided evidence that satisfies the requirements for omission under Rule 14a-8(i)(10), I respectfully request that the Staff allow my Proposal to proceed to Boeing's shareholders for a vote. In its no-action letter, the Company admits that it does not disclose the very basic elements that my Proposal requests. To circumvent this glaring omission, the Company attempts to reframe my Proposal into one that seeks disclosures that the Company already provides. The Company does not have the authority to rewrite my Proposal.

My Proposal calls for an increased level of transparency concerning Boeing's charitable giving. That transparency must start with an identification of the Company's grant recipients. Boeing refuses to produce such a list. Therefore, the Company has acknowledged that it has not implemented the very foundational elements of my Proposal.

The Company has the burden of persuading the Staff that it may exclude my Proposal from its 2016 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

I. The Proposal Cannot Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Not Implemented My Proposal in Any Meaningful Sense, and its Supposed Prior Implementation of the Proposal Does Not Include the Most Fundamental Element of My Proposal

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been *favorably acted upon* by management." *See Exchange Act Release* No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. March 8, 1991).

For the following reasons, I urge the Staff to find that my Proposal may not be omitted under Rule 14a-8(i)(10).

Part A. The Company Cannot Be Said to Have Implemented My Proposal Until Such Time as It Identifies Its Charitable Grant Recipients

In its no-action letter, the Company endeavors to rewrite the clear language from my Proposal in an effort to prove it has substantially implemented it. According to the Company, my Proposal seeks "with respect to Boeing's charitable contributions: (a) the standards for selecting recipient organizations, (b) the rationale, if any, for the contributions, (c) the intended purpose of the contributions and (d) the benefits to others of the contributions." That is not my Proposal. Whether the Company has implemented those four bullet points is irrelevant to the present matter, as it doesn't accurately represent my Proposal.

My Proposal asks the Board to consider issuing a report that discloses "the Company's standards for choosing *which* organizations receive the Company's assets in the form of charitable contributions, the rationale, if any, for *such* contributions, the intended purpose of ***each*** of the charitable contributions and, if appropriate, the benefits to others of the Company's charitable works." (Emphasis added). In its blatant attempt to recast my Proposal, the Company omitted each of these emphasized words. In doing so, it altered the fundamental basis of my Proposal. At its core, my Proposal seeks a list of the Company's charitable contributions so that the Boeing shareholders and Board might evaluate those grant recipients and how they deploy the Company's assets.

The Company does not have a report or public document that lists *each* of its charitable contributions as called for in my Proposal. The Company cannot list the intended purpose of each charitable contribution without first listing each charitable contribution. Nowhere in the Company's exhibits is a list of each of Boeing's charitable contributions. In fact, the Company's officers are well aware that Boeing's leadership refuses to issue such a list.

In a conversation regarding a similar shareholder proposal submitted by my colleague David Almasi last year, Boeing officials Gregory C. Vogelsperger and Mr. Lohr confirmed that the Company does not have a public listing of each of its charitable contributions. They further indicated that Boeing's Board of Directors opposes publication of such a list. Given this stark admission, it is at least odd – if not completely disingenuous – for the Company to now claim that it has implemented my Proposal.[1]

Until it lists each and every charitable contribution it makes, the Company cannot be said to have implemented my Proposal. At that time, it would be useful to consider the intended purpose of each of the Company's contributions. But until such time, it is a premature inquiry. Therefore, the entire remainder of the Company's no-action request is moot.

However, it is worth noting that the Company also misapplies the Staff's precedent regarding Rule 14a-8(i)(10) in its effort to exclude my Proposal.

Part B. Since Boeing Does Not Publish a List of Its Charitable Contributions, Its Reliance on Previous Staff Precedent to try and Exclude My Proposal Under Rule 14a-8(i)(10) is Misplaced

On its surface, the Company's citation to *PG&E Corporation* (avail. March 10, 2010) seems to align with my Proposal. The Company claims that "[l]ike the issuer in *PG&E Corporation*, the Company does not disclose an itemized list of each charitable contribution." However, following the links provided on that no-action determination contest (which is available on the Commission's website) shows that there is indeed a full list of each charitable contribution. With very little research, here is a link to 53-page PDF document of that company's most recent charitable grant recipients:

http://www.pge.com/includes/docs/pdfs/about/community/grants/2014_community_investments.pdf.

Whether such a list was available during the no-action contest in March 2010 is an open question. But it is clear that one of the websites listed in that no-action contest indeed

---

[1] On page six of its no-action request, the Company further admits that it does not "disclose an itemized list of each charitable contribution."

leads to a list of charitable grant recipients. Therefore, the Company's bold assertion that PG&E Corporation "does not disclose an itemized list of each charitable contribution" is presently false. And it is possible, if not likely, that such a list was linked to in 2010 and was a part of the Staff's decision at that time. If that is the case, the Company's characterization of the *PG&E Corporation* decision has no merit on my Proposal other than perhaps to prove that, until the Company produces a similar list, it cannot be said to have implemented my Proposal. However, even if no such list existed in March 2010, the *PG&E Corporation* proposal is still distinguishable from mine.

The *PG&E Corporation* proposal never called for a list of grant recipients. That is the thrust of my Proposal.

Specifically, my Proposal unequivocally states that "[a]bsent a system of accountability and transparency, some charitable contributions may be handled unwisely, potentially harming the Company's reputation and shareholder value. *Current disclosure is insufficient* to allow the Company's Board and shareholders *to evaluate the use of corporate assets by outside organizations*." (Emphasis added). Without a list of these outside organizations, there is no starting point for an evaluation of how unspecified organizations spend Boeing's assets. That is the entire crux of my Proposal. That is why I indicated in the Proposal that the Company's current disclosures are insufficient. If Boeing's shareholders had sufficient information about which organizations were spending the Company's assets and how they were deploying those funds, I would not have submitted my Proposal. The fact remains that Boeing refuses to disclose this information.

The facts are simple. My Proposal seeks greater transparency concerning which organizations receive Company assets and how those assets are spent. Current Company disclosures lack this straightforward information. The Company admits that it does not disclose this information. In an effort to dodge this obvious shortcoming, the Company impermissibly recast my Proposal. When read as intended, it is clear that the language contained within the four corners of my Proposal calls for a list of Boeing's charitable contributions. Without that list as a starting point, there would be nothing for the intended audience to analyze.

For the above reasons, I urge the Staff to find that my Proposal may not be omitted under Rule 14a- 8(i)(10).

II. Conclusion

The Company has clearly failed to meet its burden that it may exclude my Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, I respectfully request that the Staff reject Boeing's request for a no-action letter concerning my Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-507-6398 or email me at DRidenour@nationalcenter.org.

Sincerely,



David Ridenour

cc: Michael F. Lohr, The Boeing Company (via email: Michael.f.lohr@boeing.com)



December 16, 2015

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Relating to a Charitable Giving Report

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received a shareholder proposal and statement in support thereof (the "Proposal") from David Ridenour (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2016 Annual Meeting of Shareholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A**. The Company believes that it may properly omit the Proposal from the Proxy Materials in reliance on Rule 14a-8(i)(10) of the Securities Exchange Act of 1934, as amended (the "Act") because Boeing has already substantially implemented the Proposal. We request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Act, we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Boeing's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 18, 2016.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents must send companies a copy of any correspondence that the shareholder elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.



THE PROPOSAL

The Proposal states, in relevant part:

> *Resolved: The Proponent requests that the Board of Directors consider issuing a semiannual report on the Company website, omitting proprietary information and at reasonable cost, disclosing: the Company's standards for choosing which organizations receive the Company's assets in the form of charitable contributions, the rationale, if any, for such contributions, the intended purpose of each of the charitable contributions and, if appropriate, the benefits to others of the Company's charitable works.*

BASIS FOR EXCLUSION

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(10) BECAUSE BOEING HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL

I. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already "substantially implemented the proposal." The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Intel Corp.* (Mar. 11, 2003) and *Exxon Mobil Corp.* (Mar. 19, 2010). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has substantially implemented the essential objective of the proposal even if by means that differ from those suggested by the shareholder proponent. *See, e.g., ConAgra Foods, Inc.* (Jul. 3, 2006) (permitting exclusion of a proposal seeking a sustainability report when the company was already providing information generally of the type proposed to be included in the report); *Aetna Inc.* (Mar. 27, 2009) (permitting exclusion of a proposal requesting a report describing the company's policy responses to concerns about gender and insurance when the company had published a paper addressing such issues); *Alcoa Inc.* (Feb. 3, 2009) (permitting exclusion of a proposal requesting global warming report when the company already generally addressed the issue); *PepsiCo, Inc.* (Feb. 14, 2013) (permitting exclusion of a proposal seeking amendment of an anti-discrimination policy to specifically include ex-gay status when the company's policies addressed sexual orientation); and *Wal-Mart Stores, Inc.* (Mar. 30, 2010) (permitting exclusion of a proposal requesting adoption of global warming principles when the company had policies reflecting at least to some degree the proposed principles).

II. Boeing Already Satisfies Each of the Four Elements of the Proposal

The Proposal asks the Board to consider website disclosure of the following with respect to Boeing's charitable contributions: (a) the standards for selecting recipient organizations, (b) the rationale, if any, for the contributions, (c) the intended purpose of the contributions and (d) the benefits to others of the contributions. Boeing's comprehensive community engagement website



(found at www.boeing.com/principles/community-engagement.page and referred to herein as the "Website") and current version of its annual corporate citizenship report (as attached as **Exhibit B** and also available on the Website, the "2014 Report") are replete with information about Boeing's community initiatives, including extensive disclosures specific to each of the Proposal's four elements. Both the Website and the 2014 Report can be easily accessed on Boeing's main web page (www.boeing.com) under the "Our Principles" heading. While the Proposal purports to seek "fuller disclosure," it neither acknowledges the Company's extensive disclosures in this area nor identifies any element of the Proposal that those disclosures omit.

a. The Company's "standards for choosing which organizations receive the Company's assets in the form of charitable contributions"

The "Seeking Support" section of the Website (a copy of which is attached as **Exhibit C**) states:

> "As a stakeholder in the success of our communities, we lead responsibly to help address challenges that are bigger than any one company's interests. Our contributions and efforts are focused on making a significant difference in the lives of people around the world – now and for generations to come. We support organizations that are leaders in what they do, demonstrate innovation, and align and collaborate with others to achieve workable solutions to community issues."

In support of this strategy, Boeing has adopted—and discloses on the Website—43 detailed sets of site-specific guidelines ("Site-Specific Guidelines") tailored to the particular needs of each of the states, countries and regions in which Boeing has a site-specific community giving program. The Site-Specific Guidelines for California are attached as **Exhibit D** and are representative of the format and content of each of the Site-Specific Guidelines. The California guidelines identify education, environment, health and human services, arts and culture, and civic giving as particular focus areas for the Company in that state, and then provide specific selection standards for each focus area. For example, grants in California related to the environment must meet the following standards:

> "We invest in programs that educate and engage communities about the importance of taking action to reduce their impacts on the environment and climate change. The programs supported should exhibit each of the following three aspects: Awareness, Education and Action and seek to: 1) provide awareness of specific environmental concerns for program participants; 2) provide educational opportunities for program participants to understand what can be done to address the specific environmental concerns; and 3) require measureable action on the part of program participants. Of particular interest are programs that target underserved populations or educators who work with underserved populations in one of these three areas: [Water, Urban Community Health and Environmental Education]."

The California guidelines specific to environmental initiatives then provide detailed requirements for each of three sub-focus areas (Water, Urban Community Health and Environmental Education). With respect to Water, for example, the California guidelines state that Boeing



supports programs that support "the development and implementation of water conservation and rainwater capture systems—this includes consumer education efforts on how to reduce water consumption and implement new technologies in their households....[or] efforts that protect our coastal and inland waterways and the surrounding habitats through community education with specific attention paid to the connection to water conservation and clean water efforts." The Proposal does not indicate how, if at all, these disclosures—along with the comparable disclosures associated with each focus area or particular state, country or region—fail to satisfy the request that Boeing disclose its standards for charitable giving.

b. The Company's "rationale, if any, for such contributions"

The 2014 Report states the rationale for Boeing's charitable giving program as a whole:

> "Our foundational passion is to innovate – not only to advance the safety, quality and efficiency of our products and services, but also to help strengthen the communities where our people, customers and partners live and work. So we invest in innovative organizations and programs that help people succeed." (See page 2 of the 2014 Report).

In addition, the Website includes specific rationales for each particular initiative. For example, the Website's section on education includes specific rationales for supporting programs in areas such as early learning, educator leadership development, problem-based learning, and university relations (attached as **Exhibit E**). Boeing's rationale for supporting programs in problem-based learning is as follows:

> "How students learn matters as much as the quality of what they learn. Our efforts are intended to inspire and prepare students to learn throughout their lives and apply their knowledge in relevant ways to improve the world we live in – that's what Boeing employees do every day. Skills such as creative problem-solving, technical expertise, curiosity and persistence are the same qualities we want to instill in the next generation. Drawing on the company's core competencies and leadership in engineering, science and advanced manufacturing, Boeing supports problem-based learning opportunities related to STEM experiences and skills for students and their families."

Once again, other than a generic request for "fuller disclosure," the Proposal fails to identify with any particularity how the Company's existing disclosures do not describe its rationale for charitable giving. In fact, the Company's disclosures go beyond the words in the Proposal by publicly articulating specific rationales for each type of project.

c. The "intended purpose for each of the charitable contributions"

The Website also discloses the intended purpose for each of the Company's charitable contributions, organized by focus area. For example, the intended purpose of contributions related to veteran transition support is to "help our next generation of leaders be ready to step out of



uniform and into their next great challenge." Similar statements regarding the intended purpose of the Company's contributions with respect to other focus areas and/or locations are made throughout the Website. At no point does the Proposal acknowledge these extensive disclosures, let alone identify where those disclosures may be inadequate or what "fuller disclosure" might include.

d. The "benefits to others of the Company's charitable works"

Both the Website and the 2014 Report describe—on an initiative-by-initiative basis—the benefits to others from Boeing's charitable contributions. For example, with respect to its military and veterans initiatives, Boeing "creates opportunities and invests in partnerships that create new pathways for service members and veterans, their families and communities" (See page 20 of the 2014 Report). In addition, with respect to early learning initiatives the Website notes: "Research shows that early learning has a significant return on investment; youth who have access to high-quality early learning opportunities are better prepared for building literacy and numeracy skills and are less likely to require remediation in core subjects later on in life." Once again, other than generic statements regarding current disclosure being "insufficient," the Proposal does not call for any particular disclosures regarding the "benefits to others" of Boeing's charitable contributions that are not already included in the Website and/or the 2014 Report.

* * *

The examples above represent only a small portion of the disclosures set forth on the Website. However, at no point does the Proposal acknowledge the existence of the Website or 2014 Report, let alone identify even one area in which the Company fails to provide the "transparency" the Proposal purportedly seeks. Rather, it merely references a generic request for "fuller disclosure" in order to provide "enhanced feedback opportunities." However, the Company's principal objective in establishing—and continuing to enhance—the Website is precisely to facilitate greater transparency with respect to Boeing's extensive community engagement and charitable giving activities, as well as to ensure that Boeing's stockholders, employees, customers, suppliers, and other stakeholders have an opportunity to learn more about them. Therefore, even beyond satisfying the four individual requirements of the Proposal, the Company's existing disclosures are aimed at precisely the ends the Proposal purportedly seeks.

III. Analysis

The Staff has consistently concurred with the exclusion under Rule 14a-8(i)(10) of shareholder proposals that, like the Proposal, request a report containing information that the company has already publicly disclosed. In *PG&E Corporation* (Mar. 10, 2010), the Staff concurred in the exclusion of a proposal very similar to the Proposal on the grounds that the company already had website disclosure addressing the various elements of the proposal. Like the Proposal, the proposal in *PG&E Corporation* sought a semiannual report disclosing, among other things, standards for choosing which organizations receive charitable contributions, as well as the



rationale, purpose, and benefits of those contributions.[1] While the issuer in *PG&E Corporation*, like Boeing, updates its charitable contributions on an annual basis, the Staff concluded that existing website disclosure constituted substantial implementation of the proposal even though the proposal sought a semiannual report.

Like the issuer in *PG&E Corporation*, the Company does not disclose an itemized list of each charitable contribution. However, as with the proposal in *PG&E Corporation*, the Proposal, which is quoted above in full, includes no words or phrases that a reasonable shareholder would conclude require disclosure of a list of Boeing's charitable contributions. Rather, as set forth in detail above, the Proposal seeks disclosure of the following with respect to the Company's charitable contributions: (1) "standards," (2) "rationale," (3) "intended purpose," and (4) "benefits"—at no point does the Proposal ask for disclosure of the contributions or the recipient organizations themselves, either individually or in the aggregate. Moreover, even if the Proposal were to seek such a list (which it does not), the Staff has repeatedly concurred in the exclusion of proposals so long as the Company's implementation compares favorably with the guidelines of the proposal—even when company disclosures implement the proposal in a manner different than what the proponent might prefer. Other examples include the following:

- *Chevron Corporation* (Mar. 9, 2015), in which the Staff concurred in the exclusion of a proposal requesting a report on the company's investment in, continued operations in and withdrawal from specific high-risk countries, where the company's letter set forth examples of disclosures on the company's website that "compare[d] favorably with the guidelines of the proposal."
- *McDonalds Corporation* (Mar. 26, 2014), in which the Staff concurred in the exclusion of a proposal requesting a report articulating directors' duties with respect to sustainability and corporate responsibility issues, where the company published a report describing the duties of the board and management with respect to such matters, even though the proponent indicated that the proposal "clearly call[ed] for a different kind of evaluation of board responsibilities" than that provided by the issuer.
- *Dow Chemical Company* (Mar. 25, 2014), in which the Staff concurred in the exclusion of a proposal requesting a report related to potential impacts that the legacy of the Bhopal disaster may reasonably have on the company's Indian and global business opportunities, where the company's letter set forth examples of relevant website disclosures.
- *Target Corporation* (Mar. 26, 2013), in which the Staff concurred in the exclusion of a proposal requesting that the board study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions, where the company referenced public statements addressing company reviews of the use of company funds for political purposes.

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[1] The PG&E proposal stated: "That the shareholders request PG&E provide a semiannual report to the shareholders and the public, omitting proprietary information and at reasonable cost, disclosing: the PG&E standards for choosing which organizations receive the Company's assets in the form of charitable contributions; business rationale and purpose for each of the charitable contributions; personnel who participated the making the decisions to contribute; the benefits to the Company and beneficiaries produced by Company contributions; procedures for ways shareholders to participate in the decision process; and a follow-up confirming that the organization actually used the contributions for the purpose stated."



- *TECO Energy, Inc.* (Feb. 21, 2013), in which the Staff concurred in the exclusion of a proposal requesting a report on the environmental and public health effects of mountaintop removal operations as well as feasible mitigating measures, where the company supplemented its sustainability report with a two-page report and four-page table addressing the topic.
- *Exxon Mobil Corp.* (avail. Mar. 23, 2007), in which the Staff concurred that a proposal calling for a report on the company's response to "pressure to develop renewable energy technologies and products" could be excluded under Rule 14a-8(i)(10), over the proponent's objection that the report provided by the company was insufficient.

As with the companies in the above-cited matters, the Company has already disclosed on the Website and/or in the 2014 Report the information sought by the Proposal.

IV. Conclusion

As set forth above, the Company has not only considered the requested disclosures, but already publishes and regularly updates all of the information that is requested in the Proposal. Consequently, the Company has substantially implemented the Proposal and, like the proposal in *PG&E Corporation* and the other similar proposals, the Proposal should be excludable pursuant to Rule 14a-8(i)(10). The Company respectfully requests, therefore, that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Proxy Materials.

* * *

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at (312) 544-2802 or michael.f.lohr@boeing.com.

Very truly yours,

Michael F. Lohr
Corporate Secretary

Enclosures

cc: David Ridenour

Exhibit A

The Proposal and Related Correspondence

Via FedEx (Saturday Delivery)

November 13, 2015

Michael F. Lohr
Office of the Corporate Secretary
The Boeing Company
100 North Riverside Plaza
MC 5003-1001
Chicago, Illinois 60606-1596

Dear Mr. Lohr,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Boeing (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I have owned Boeing Company stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2016 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to David Ridenour. *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Ridenour

Enclosure: Shareholder Proposal

Charitable Giving Transparency

Whereas, the Company's charitable contributions, properly managed, are likely to enhance the reputation of our company;

Whereas, increased disclosure regarding appropriate charitable contributions is likely to create goodwill for our Company;

Whereas, making the benefits of our Company's philanthropic programs broadly known is likely to promote the Company's interests;

Whereas, transparency and corresponding feedback from shareholders, the philanthropic community and others could be useful in guiding our Company's future philanthropic decisionmaking;

Resolved: The Proponent requests that the Board of Directors consider issuing a semiannual report on the Company website, omitting proprietary information and at reasonable cost, disclosing: the Company's standards for choosing which organizations receive the Company's assets in the form of charitable contributions, the rationale, if any, for such contributions, the intended purpose of each of the charitable contributions and, if appropriate, the benefits to others of the Company's charitable works.

Supporting Statement

Absent a system of accountability and transparency, some charitable contributions may be handled unwisely, potentially harming the Company's reputation and shareholder value. Current disclosure is insufficient to allow the Company's Board and shareholders to evaluate the use of corporate assets by outside organizations, especially for controversial causes.

While the Company's work with the Tennessee Valley Corridor's innovative NEW-STEM would likely be applauded by many and seem non-controversial, anti-war activist groups such as Code Pink might disagree. Likewise, contributions to the Clinton Foundation may be seen as controversial, since the United States is deeply divided politically.

Fuller disclosure would provide enhanced feedback opportunities from which our Company could make more fruitful decisions. Decisions regarding corporate philanthropy should be transparent to better serve the interests of the shareholders.



Gregory C. Vogelsperger
Chief Counsel - Securities, Finance &
Governance & Assistant Corporate Secretary
Office of the General Counsel
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

November 18, 2015

VIA OVERNIGHT COURIER

Mr. David Ridenour

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Defect - Shareholder Proposal

Dear Mr. Ridenour:

We received your shareholder proposal (the "Proposal") for inclusion in The Boeing Company's proxy materials for the 2016 Annual Meeting of Shareholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Boeing's common stock for at least one year, preceding and including as of the date the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. The purpose of this letter is to notify you that we have not received sufficient proof of your ownership, as required by Proxy Rule 14a-8(b).

Our records indicate that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that a non-registered shareholder or "beneficial holder" must demonstrate eligibility to submit a shareholder proposal by submitting to us a written statement from the "record" holder (usually a bank or broker) verifying that you have continuously held the requisite number of securities for the one-year period preceding and including November 13, 2015, the date on which you submitted the proposal. The SEC's Staff Legal Bulletin Nos. 14F and 14G (the "Bulletins") provide additional guidance with respect to the standard for proof of ownership. According to the Bulletins, for purposes of Proxy Rule 14a-8(b)(2)(i), only Depository Trust Company ("DTC") participants and their affiliates, as described in the Bulletins, should be viewed as "record" holders of securities that are deposited with the DTC. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be the DTC participant. If the DTC participant knows your broker's holdings, but does not know your holdings, you can satisfy paragraph Proxy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, as of the date your proposal was submitted, the required amount of securities was continuously held for at least one year—one from your broker confirming your ownership and the other from the DTC participant confirming your broker's ownership.

Please respond with the appropriate ownership verification, as per Proxy Rule 14a-8 and the guidance set forth in the Bulletins. We have enclosed copies of the Bulletins and Proxy Rule 14a-8. Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 calendar days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Please address your response to me at the address on this letter. Alternatively, you may transmit your response to cso@boeing.com or by facsimile at (312)544-2829. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Boeing reserves the right to seek relief from the SEC as appropriate.

Regards,

Gregory C. Vogelsperger

Enclosures



Home | Previous Page

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

> The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]
>
> If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.
>
> *How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*
>
> The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

[1] See Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (Jul. 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. See Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] See Exchange Act Rule 17Ad-8.

[6] See Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. See Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

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Home | Previous Page

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[3] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[4] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[2]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[3]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Pages 18 through 23 redacted for the following reasons:
- -
*** Copyrighted Material Omitted ***

Via FedEx

November 18, 2015

Michael F. Lohr
Office of the Corporate Secretary
The Boeing Company
100 North Riverside Plaza
MC 5003-1001
Chicago, Illinois 60606-1596

Dear Mr. Lohr,

Please find attached to this cover sheet a letter from my broker, TD Ameritrade, verifying that I owned 100 shares of the Boeing Company common stock continuously for at least one year prior to November 13, 2015 (the date of my shareholder proposal). The letter confirms that TD Ameritrade continues to hold the said stock and has held it continuously in the intervening time period between November 13, 2015 and today. I attest that I intend to hold the said shares continuously up to and following the 2016 Boeing Company meeting of shareholders.

I am sending this verification in support of the shareholder proposal I submitted to the Boeing Company on November 13, 2015.

Copies of correspondence or a request for a "no-action" letter should be forwarded to David Ridenour, *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Ridenour

Enclosure: Proof of Ownership

Ameritrade

11/18/2015

David Ridenour

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear David Ridenour,

Thank you for allowing me to assist you today. As of the close of business on November 13, 2015, David A. Ridenour held, and has held continuously for at least one year, 100 shares of the Boeing Company common stock. TD Ameritrade continues to hold the said stock and has continuously held the said stock at all times since November 13, 2015

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,



Chad Abel
Senior Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

Exhibit B

2014 Corporate Citizenship Report


BOEING

Build Better Communities Worldwide

The Boeing Company
2014 Corporate Citizenship Report

The Boeing Company

At Boeing, we aspire to be the strongest, best and best-integrated aerospace-based company in the world — for today and tomorrow.

- Boeing's total revenue in 2014 was $90.8 billion
- Boeing employs more than 165,000 people across the United States and in more than 65 countries
- Boeing, for the fifth straight year, was named the No. 1 innovator among aerospace and defense companies
- Boeing has been awarded 15,573 patents around the world over the past 20 years
- Boeing has more than 21,000 suppliers and partners around the world
- Boeing is the No. 1 exporter in the United States — a position the company has held for the last decade
- Boeing has customers in 150 countries
- Boeing has established 11 research and development centers, 16 consortia and 22 joint research centers around the world



Contents

Photo: Boeing
Cover Photo: iStock

Corporate Citizenship

We create powerful change through strategic investments, employee engagement and purposeful advocacy efforts that enable people to build better communities worldwide.

Hundreds of **global community service** events in 2014

170+ **Humanitarian Delivery Flights** in partnership with more than 50 **airline customers** since 1992

Engagement with **1,500+ community** partners annually with our **charitable dollars**

Education programs received 52% of our **charitable contributions** in 2014

Boeing employs **23,000+** veterans, many still serving in the National Guard and Reserve

Employee-led **Green Teams** encourage **recycling,** employee **engagement** and community **volunteering** companywide

Leadership Message

As a company that aspires to lead through innovation, we inspire action and opportunity to help people build better communities every day.

Since Boeing was founded as a small U.S. company nearly 100 years ago, our people have dreamed big — and have delivered on those dreams. From the dawn of flight through deep-space travel, we have sought to raise the bar and challenge the notion of what is possible in aerospace.

Today, we are a global enterprise with core strengths in technical excellence, large-scale systems integration, life cycle solutions and lean operation. As we have grown, we have retained our values, which include a commitment to helping our people and global communities realize their dreams.

Our foundational passion is to innovate — not only to advance the safety, quality and efficiency of our products and services, but also to help strengthen the communities where our people, customers and partners live and work.

So we invest in innovative organizations and programs that help people succeed. We foster a culture that encourages employee engagement through professional growth opportunities, leadership development and a commitment to community. We help advocate and raise awareness of critically important issues while supporting organizations that make a demonstrable impact.

As we approach our second century, we seek to inspire in others the same sense of curiosity, perseverance and willingness to turn dreams into reality that our founder instilled in Boeing.



Boeing helped build better communities worldwide in **2014** by investing more than **$188 million** as well as **thousands of volunteer hours**

	$ in millions
Employee	41
Charitable	71
Business	76

Left to right:
Lianne Stein
Vice President, Global Corporate Citizenship

Jim McNerney
Chairman and Chief Executive Officer

Tony Parasida
Senior Vice President, Human Resources and Administration

Inspiring and Preparing Young Students



Photo: Getty Images

Working toward a future when all students will have access to learning, can develop their skills, do what they dream and build something better.

Invest

Investing in our future extends beyond creative technologies and capabilities. It also means investing in access to quality early education, leadership development of teachers and principals, and problem-based learning opportunities for students and their families. Globally, Boeing provides grants, sponsorships and other financial support to high-impact, evidence-based education nonprofits and community partners.

Engage

How students learn matters as much as what they learn. Our ability to actively engage students and families comes from one of the company's most vital resources: our people. Boeing employees contribute their time and talents to inspire students to dream big.

Advocate

Education is fundamental to developing and sustaining healthy, productive and innovative societies and economies. By leveraging our business intellect, resources and relationships, we are able to raise awareness and drive thought leadership on education issues that are critically important to our company and global communities.

500 employees **mentored** 6,500+ **students** on ***FIRST***® **teams** in 2014

Leadership development support for 1,000 **school leaders** in underserved school districts across the country

85,000 **teachers and students** at 1,000+ **schools** engaged through Soaring with Your Dream in China

Fueling the Curiosity Machine

Meaningful context is a powerful tool when teaching any subject or concept. For many students, understanding complex science, technology, engineering and mathematics (STEM) concepts is made simpler when learning becomes an active exercise.

Partnering with Iridescent, an education nonprofit that trains professional engineers, scientists and parents to foster curiosity, persistence and creativity among underserved children and their families, Boeing engineers are making engineering an active learning experience by designing online learning activities.

"The moment students and families realize that science and engineering are something they are capable of doing — and excelling at — that's what motivates me to develop compelling design challenges," said Boeing engineer Eric Jensen. "The ability to empower others by sharing our passion is beyond gratifying."

Accessible through Iridescent's online curriculum and mentor platform — Curiosity Machine — students, teachers and families are guided through science and engineering design challenges, encouraging them to persist through failure and transform their ideas into reality.

"This program reinforces what we have identified as one of our unique aspects and greatest strengths — having parents work alongside their children, in partnership with trained STEM professionals to mentor and support their learning," said Tara Chklovski, chief executive officer of Iridescent.

More than 90 percent of student participants demonstrate increased persistence when faced with challenging activities, and 65 percent of parents report doing more science-related activities at home as a result of engaging with the Curiosity Machine.



Photo: Iridescent


Photo: Boeing


Photo: FIRST Scandinavia

Boeing Mentors Put Students First

Every year, Boeing employees support future innovators as they discover and develop a passion for science, technology, engineering and mathematics (STEM) through *FIRST*® (For Inspiration and Recognition of Science and Technology).

"I didn't really grasp what STEM was when I was a student. I think *FIRST*® helped me grow that passion," said Ryan Dognaux, a Boeing engineer.

Dognaux is one of hundreds of Boeing employees who have supported almost 1,100 *FIRST*® teams as mentors, judges and volunteers since 2008.

Beyond designing and building robots for intense competition, *FIRST*® allows students to learn important 21st century life skills through collaboration with their team and mentors.

"The mentors dedicate their time to teach us what they love and they're passionate about doing," said Joseph Sides, a high school senior and *FIRST*® competitor from Missouri. "I've become passionate about engineering and I'm excited about the future of engineering."

Sparking Interest in Science

Working with educators in the Hvidovre school district and the Norwegian nonprofit organization FIRST Scandinavia, Boeing is supporting the incorporation of the NewtonRoom concept into the curriculum for Danish schoolchildren.

"The NewtonRoom project has been a great success in Norway, and expanding it to Denmark is a logical path considering the similarities of the school systems in the two countries," said Per-Arild Konradsen, general manager of FIRST Scandinavia.

Developed by FIRST Scandinavia in Norway, the NewtonRoom concept offers high-quality, ready-made, multidisciplinary science and curriculum-compliant courses with various themes such as renewable energy, geology and robotics. The courses are conducted in specially designed science rooms, referred to as NewtonRooms, which are designed to engage and motivate students in new ways.


BOEING

Photo: Royal Aeronautical Society

A High-Flying Experience

How do you build an airplane? For more than five years, students in secondary schools across the United Kingdom have been answering this question — with the ultimate dream of experiencing flight.

"This initiative has been a fantastic learning experience," said Oliver Vass, 16, a student at Yateley School. "It has not only increased my knowledge of the aviation industry, but also has given me valuable team-building skills."

The Schools Build-a-Plane Challenge, co-created by Boeing and the Royal Aeronautical Society in association with the Light Aircraft Association, gives students the opportunity to build a single-engine aircraft from a kit while learning the scientific and engineering principles of flight.

While many students have decided to pursue a degree in engineering or technology, some have realized an interest in business skills, such as program management and marketing.

Launched in 2008, six schools are currently involved in the Challenge.

During the 2014 Farnborough International Airshow, students involved in the Challenge made history when two aircraft they built flew in the show. It was the first time airplanes built from kits have been featured.



Photo: New Leaders

Empowering Educators

Since 2005, Boeing has supported student learning by accelerating the effectiveness of teachers and school leaders through its relationship with New Leaders. A national nonprofit, New Leaders aims to train transformational school leaders who can drive academic excellence and preparation for students across the United States.

For Susan Kilbane, principal of New Field Primary School in Chicago, the skills she learned at New Leaders are helping her to maintain a clear vision for the school — to honor children's individual strengths while developing their areas of need and empowering them to reach their full academic, creative, physical and social-emotional potential.

"Being a New Leader means being part of an amazing group of individuals who believe strongly in the capacity of all children to achieve at high levels," said Kilbane.



Photo: Center of Creative Arts

Finding an Artistic Advantage

Recognizing the value of arts education in the classroom, Boeing and the Center of Creative Arts in St. Louis are supporting teachers who integrate arts into hands-on science, technology, engineering and mathematics (STEM) learning.

The program coaches elementary school teachers to integrate arts and science education in their classrooms so students can develop habits of mind, through the creative process, that are essential for future scientists and engineers.

"In addition to developing technical skills in an art form, learning in the arts helps develop individuals who are creative, collaborative, confident and critical thinkers," said Kelly Pollock, executive director for Center of Creative Arts. "Simply put, the arts are critical to creating individuals who can thrive in our increasingly complex society."

In its second year, the program has expanded to seven schools across five school districts and includes financial support from Boeing as well as engagement with Boeing employees.

Flight Aptitude

The history of cooperation between Boeing and China's aviation industry traces back more than 40 years. Today we continue to support the development of China's air transport system by bringing aviation to life for Chinese youth from elementary school to college through multiple programs.

Since 2009, Boeing's aerospace education program Soaring with Your Dream has been inspiring middle school science teachers and students through instructional courses as well as aviation-themed summer camps and activities.

"The aviation industry plays a very important role in the development of Sichuan province and Soaring with Your Dream will inspire enthusiasm and encourage students to embrace new challenges," said Mu Wenhu, president of the Sichuan Science and Technology Museum.

Collaborating with Beijing Youth Foundation and Beijing Student Activity Center, Boeing has also brought real-world engineering experience to Chinese students at the high school level through sponsorship of 40 *FIRST*® Tech Challenge teams.

At the college level, Boeing is working with four universities to support a range of activities from scholarships and faculty training to funding student competitions and developing course curriculum.

In 2010, Boeing launched six student aviation clubs at as many Chinese universities that continue to foster aviation education as well as collaboration and teamwork.



Photo: Boeing


Photo: Foundation For Excellence

Laying a Foundation for Excellence

With one of the largest populations in the world, India has become a leading economy ripe with possibilities. Yet, only 10 percent of local youth have access to higher education.

Through merit-based scholarships, Foundation For Excellence (FFE) enables exceptionally talented students in India from low-income families to achieve their dream of pursuing engineering, technology and medical degrees.

"For more than 20 years, we have been serving the talented youth of India," said Dr. Kailash Joshi, president of FFE. "Our goal is to transform generations of lives by identifying, nurturing and encouraging gifted students to pursue their dreams of professional education."

Through a grant with FFE's Adopt a Scholar Program, Boeing is supporting 200 FFE-Boeing Scholars who are pursuing professional degrees in engineering or technology.


Types of Engineering
Photo: Boeing

A Lesson to Remember

It started with a pencil drawing of an airplane concept by a 9-year-old British boy named Andrew Newberry.

Inspired by the correspondence, Boeing executive Pete Hoffman leveraged a scheduled trip to London during National Engineers Week to surprise Newberry's class and teach a lesson on the role of Boeing engineers.

"When I got this letter, it took me back to my childhood," said Hoffman. "It really means something to know that what we're doing here is making a connection in someone's life. Who knows, maybe Andrew will end up designing the next-generation aircraft."

Since 1951, thousands of Boeing engineers have participated in National Engineers Week to inspire future engineers and advance engineering as a global profession. Throughout the week, volunteers at various locations visit schools to talk to students about the rewards of engineering as a profession and career.

Investing in Environmental Innovation



Photo: Getty Images

As a committed, responsible environmental leader, Boeing partners with local communities in programs that work toward environmental protection and preservation.

Invest

Boeing strives to educate communities about the importance of changing behaviors and creating habits that will last a lifetime. Boeing invests in community-based programs that encourage environmental education, energy efficiency or reduction, and conservation efforts that protect, restore and manage critical lands and water systems.

Engage

Using their passion to improve environmental performance, Boeing employees are taking action to positively impact our operations and their communities. Through Employee Involvement and Green Teams, employees work hard to improve business processes that help Boeing increase its environmental performance and create opportunities for other employees to get involved with company and community environmental activities.

Advocate

United by a deep sense of environmental stewardship, we partner with research institutions, customers, universities and governments to build better communities worldwide and effect positive change across the globe. As a business and citizen of the global community, we are innovating with fresh approaches toward sustainable aviation biofuel, more efficient flight, environmental preservation and cleaner operations.

Earth Day and World Environment Day 2014:
153 events,
14 countries

Helping preserve
2M+ **acres of land**
worldwide

Better lives for
322,500
people through our partnership with **Engineers Without Borders-USA**
in 2014

Growing Sustainable Fuel—and a Sustainable Income

Helping farmers in South Africa's Limpopo province, Boeing is collaborating with the Roundtable on Sustainable Biomaterials (RSB), South African Airways (SAA) and other partners to create a sustainable income through the development of sustainable aviation biofuel.

Through the partnership, called Project Solaris, farmers with small plots of land are able to grow and market a nicotine-free, energy-rich tobacco plant that can be used to make jet fuel.

A key partner in the project is RSB, which certifies that crops meet strict sustainability criteria, such as net carbon emissions reduction and ensuring no adverse effect on local food and freshwater supplies.

"By teaching local South Africans how to grow, harvest and sell this plant in line with globally recognized principles of sustainability, we are creating the potential for thousands of new jobs in rural areas while protecting the environment," said Rolf Hogan, executive director for the Roundtable on Sustainable Biomaterials. "Starting in Limpopo province, we are laying the basis for a new regional bio-jet fuel supply chain and bringing economic and rural development to the region in a sustainable way."

Project Solaris is part of a broader initiative by Boeing and SAA to develop and implement a sustainable aviation biofuel supply chain in southern Africa. The project is intended to expand economic opportunities for South Africa's small landholders while meeting government goals for the environment and public health, as well as SAA's commitment to a better way of conducting business.

Project Solaris partners also include SkyNRG, a joint venture created in 2009 by KLM Royal Dutch Airlines and others to supply and make the market for sustainable jet fuels, and Sunchem, an Italian company that developed and patented the hybrid tobacco plant as an energy crop that farmers could grow instead of traditional tobacco.


SECTION
A
SkyNRG
SOLARIS - 2014/15
Kopano Disabled Cooperative
Density
37 000 plants/ha
Transplant Date
15 October 2014
SUPPORTED BY:
BOEING
RSB

Photo: Boeing


Photo: Boeing

Teaching That Energy Matters

Due in part to a new Boeing-funded curriculum being incorporated into public school science classes in Everett, Washington, students are learning about clean energy and energy conservation.

"This is a great opportunity to show the students how daily household items — computers, lights and heaters — use energy," said Keith Warner, senior manager of Boeing Environment and Utilities Services. "It also lets them spend the day working alongside professionals in the utility and energy fields."

Partnering with nonprofit Washington Green Schools, Everett Public Schools and the Snohomish Public Utility District, Boeing helped to create and teach an education curriculum focused on energy efficiency and renewable energy for middle school students. Launched at North Middle School in Everett, more than 650 students participated in a series of energy demonstrations and critical-thinking exercises to further encourage energy efficiency.


Photo: Boeing

From Plants to Planes

Using a sustainable composite material made of flax, a Boeing team in Spain is improving the environmental performance of airplane interiors.

Boeing researchers are developing aircraft interior cabin sidewalls made with flax, which is treated with a harmless flame retardant, and a natural resin. When panels are replaced or retired, they can be disposed of without harming the environment.

"We have developed novel materials from scratch, tailoring their properties to meet the requirements of the application," said Nieves Lapeña Rey, a senior materials scientist at Boeing Research & Technology Europe.

In addition to the panels' fire resistance and light weight, the team has optimized most mechanical and acoustical properties, as well as the manufacturing process, so the sustainable panels can be made by conventional manufacturing methods at the same rate as current sidewalls.



Photo: The Great Barrier Reef Foundation

Preservation Down Under

Representing the company's largest operational presence outside the United States, Boeing is also an active part of the community supporting environmental causes in Australia. Working with The Great Barrier Reef Foundation, Boeing has established the Great Barrier Reef Citizen Science Alliance that focuses on the protection and preservation of the Great Barrier Reef.

"Citizen science provides an opportunity for everyone to contribute to scientific research," said Claire Hanratty, managing director of The Great Barrier Reef Foundation. "With tens of thousands of plant and animal species, the Great Barrier Reef is a rich natural environment ideal for volunteers to explore and to collect valuable data for professional scientists, reef managers, communities or conservation groups."

Through citizen science, community members participate in scientific work often in collaboration with or under the direction of professional scientists and scientific institutions. Focused on generating benefits for science, communities and the Reef, the Alliance aims to raise the profile of citizen science, optimize the use of citizen science data, and enhance education of the environmental importance of the Reef.

Through grants from Boeing, the Great Barrier Reef Citizen Science Alliance is enhancing its ability to raise awareness of and engagement with the Reef's unique environments.

During 2014 National Science Week, the Alliance hosted a range of interactive citizen science day events at six locations along the Queensland coast. Sponsored by Boeing and coordinated by The Great Barrier Reef Foundation, almost 3,000 people participated in activities.


Photo: Korea Green Foundation

Bringing Climate Change Into the Classroom

Working with the largest environmental nongovernmental organization in the Republic of Korea, Boeing and the Korea Green Foundation are demonstrating that you're never too young to learn about your effect on the environment.

The Climate Change Classroom program engages students ages 11 to 13 in multifaceted learning experiences that help them and their families to become more environmentally aware global citizens and cultivate environmentally friendly habits.

"Throughout this program, these future environmental leaders will recognize the importance of eco-friendly management of businesses and the importance of building a sustainable future to set an example for generations to come," said Choi Yul, president of the Korea Green Foundation.

Since the program began in 2009, more than 1,500 elementary school students have participated in lectures, presentations and outdoor activities.


Photo: TreePeople

Creating a Healthier City

Working together, Boeing and TreePeople are highlighting the benefits of eco-friendly behavior in two California communities to create a healthier and more sustainable Los Angeles.

Models of Mobilization — an 18-month pilot project in Huntington Park and Pacoima, California — is focused on implementing simple eco-projects and educating community members about practical ways to alleviate the area's urgent and longer-term environmental needs.

"TreePeople provides tools and resources that enable people to take action in their neighborhood and be an active manager of the urban water supply," said Chris Imhoff, senior director of Programs. "This joint project is designed to both empower and educate the local community."

For more than 40 years, TreePeople has been uniting the power of people, trees and nature-based solutions to grow a sustainable future for Los Angeles.

Building Communities Through Engineering

Since 2008, Boeing and the nonprofit Engineers Without Borders-USA (EWB-USA) have worked together to implement deep-rooted engineering solutions that solve critical community problems. Through support of professional and student chapters, Boeing supported 55 projects in 24 countries, positively affecting the lives of 322,500 people in 2014.

With our support, the EWB-USA University of Arizona (EWB-USA UA) chapter is working on a sanitation project building showers and latrines in the community of Marquirivi, Bolivia.

"Through collaboration with our Bolivian-based nongovernmental organization, Engineers in Action, and the community members, EWB-USA UA successfully constructed the first solar-heated shower structure in an Andean community called Marquirivi, leading us to the next step of the project, fulfilling the community's sanitation needs of family-owned latrines," said Vasiliki Karanikola, EWB-USA UA project manager.

The students plan to return to the community to build three latrines and train the community for latrine construction assessment.

Almost 2,500 miles away, in the mountainous northern region of Nicaragua, a rural community called Tierra Nueva (New Land) is thriving, thanks to some small-scale engineering projects implemented by an EWB-USA professional chapter.

"Working with our partner Agros International, and with support from Boeing, we designed a coffee processing plant and wastewater treatment facility that will lead to a sustainable source of income for these families," said Brad Nielsen, a Boeing environmental engineer for Environment, Health & Safety and a member of the EWB-USA Puget Sound Professional Chapter.

The project will allow multiple families to use a coffee processing method that does not pollute their local environment.



Photo: EWB-USA University of Arizona


Polaroid
MEMOREX
Polaroid
MEMOREX
Polaroid
Polaroid

Photo: Boeing

Green Teams

For five years, a collaborative, multisite, multibusiness unit team has been leading local conservation efforts and inspiring others.

Part of a companywide effort to support employee environmental involvement, The Sustainables are one of almost 30 volunteer-based Green Teams at Boeing.

Completely managed and led by employees, Green Teams focus on environmentally innovative business process improvements, resource conservation, employee engagement and community volunteering.

Since 2010, The Sustainables have completed almost 80 site-based projects in the Puget Sound region, contributing to a 74 percent increase in recycling and environmental education initiatives at the local sites.

"I have a personal commitment to make things better and being part of a Green Team allows me to do that," said Chiara Zaratkiewicz, team lead of The Sustainables. "Our team has had a huge opportunity to create and be involved in making environmental improvements and raising awareness of all the ways employees can get involved."

Through persistence, partnerships and passion, Green Teams provide environmentally active employees with the opportunity to play a critical role in making strides toward improving environmental performance in our operations and the communities in which we live and work.

Recognizing the Value of Military Service



Photo: Boeing

Recognizing their unique value, Boeing creates opportunities and invests in partnerships that create new pathways for service members and veterans, their families and communities.

Invest

Throughout their career, service members face many challenging situations — including the transition to civilian life. Boeing recognizes and invests in the unique value that former service members bring to their civilian careers and communities. Through strategic investments and partnerships, Boeing is creating pathways for new careers and new possibilities.

Engage

Supporting military members and veterans goes beyond delivering products, capabilities and services. It is woven into everything we do, from our hiring and employment programs to our grants and volunteer activities. It means strengthening military families, engaging with the military community, and creating connection points for veterans and reservists throughout our company.

Advocate

We recognize and respect that service on behalf of a nation is an enduring mission. We honor that service every day within the company and advocate on behalf of service members for more jobs and training programs among industry, government and communities.

Boeing and its employees **supported**

730

military- and veteran-related organizations and events in 2014

Boeing leaders have engaged with **U.S. service academies** for almost

10

years in leadership training

11

nationwide chapters of the **Boeing Employees Veterans Association**, an affinity group

Ensuring the Mission Continues

Established to empower veterans to keep serving and succeeding, The Mission Continues focuses on encouraging veterans to find new missions in their communities so that their shared legacy will be one of action and service.

Veterans find new ways to serve by tackling civic needs both individually through The Mission Continues' Fellowship Program and in teams, which are organized into volunteer Platoons.

Motivated by the belief that those who have served our country can also be leaders in our communities, Boeing will support a total of 90 fellows in the program designed to assist the veterans' transition into careers.

"The Mission Continues provides [U.S.] veterans with opportunities to build positive transitions [at] home through continued service," said Tristan Williamson, a service platoon specialist for The Mission Continues. "So far, Boeing has made it possible for 60 veterans to find meaningful new missions here at home through six-month service fellowships at nonprofit organizations. Our shared communities benefit from the skills and leadership of veterans while the veterans build new networks and pathways to post-military careers."

Beyond investing in The Mission Continues' programs, Boeing and our employees are using skills and knowledge to increase the organization's technology infrastructure and explore new ways to scale its model for positive impact.


Reporting for
Duty in Your
Community

Photo: The Mission Continues


Photo: ABC7/WJLA-TV


Photo: U.S. Naval Academy

Serving Together as a Community

Since 2011, the Serving Together program has been providing a sustained, coordinated system of information and resources to the 50,000 veterans living in Maryland's Montgomery County.

"This program aims to transform the fragmented network of services currently available to transitioning military [members], veterans and their families into one that offers clear guidance and assistance to the brave men and women who have served our nation," said Jessica Fuchs, Serving Together project director.

With support from Boeing, the program is expanding to northern Virginia. Building on the program's previous success, veterans and their families across the region will now have access to comprehensive services, such as housing, education and the personalized support they deserve.

With help from the Montgomery County government, local organizations and businesses, the Mental Health Association of Montgomery County aims to increase awareness of resources for service members, veterans and their families through Serving Together.

Leading with Integrity

In partnership with the U.S. Military Academy, U.S. Naval Academy and U.S. Air Force Academy, Boeing is inspiring a strong culture of ethical leadership among future military leaders.

"When it comes to developing leadership qualities, imparting and developing a strong sense of integrity and ethics is at the heart of the matter," said Col. Arthur J. Athens, director of the Vice Admiral James B. Stockdale Center for Ethical Leadership at the Naval Academy in Annapolis, Maryland.

Through participation in engagements such as those with the U.S. Naval Academy's Stockdale Center for Ethical Leadership and other similar service academy seminars like the Service Academy Consortium on Character Assessment, Boeing leaders support midshipmen and cadets as they learn about leadership, integrity and best practices in ethical business conduct.

Additionally, Boeing has opened its Leadership Center to various leaders, including the military, to promote continued ethical discussions and mutual growth.



Photo: USO of Metropolitan Washington-Baltimore

Strong Support

Boeing and its employees support USO centers and programs around the world. Across the country, multiple Boeing leaders serve on USO boards, and many employees are volunteers.

"Our support of various projects and activities allows us to express our sincere and deep appreciation for the significant sacrifices military families make every day and make a lasting contribution that strengthens our communities and our people," said Maureen Cragin, vice president of Communications for Boeing Defense, Space & Security; chairman of the board of directors of the USO of Metropolitan Washington-Baltimore; and graduate of the U.S. Naval Academy.

Additionally, since 1996, Boeing and its employees have given to the USO through charitable grants as well as contributions through the Employees Community Fund (ECF) of The Boeing Company. This includes a large grant from the ECF in Puget Sound to USO Northwest to support the construction of a new USO Welcome Center at Seattle-Tacoma International Airport, which will serve more than 10,000 military personnel and their families each month.

"On our way to Korea in 1973, we had a stopover at Sea-Tac [airport] in the middle of the night," said Colette Ogle, program officer of the ECF in Puget Sound and member of a U.S. Air Force family. "We were exhausted. It was dark and most of the airport was shut down, but we felt at home as soon as we found the USO Club, which was filled with other families and soldiers on their way to Asia."

Through volunteerism, employee giving and corporate support, Boeing is helping the USO "lift the spirits of America's troops and their families."


Photo: St. Louis Rams

Home & Away

Recognizing that a shared love of community and local sports can bring people together, Boeing's Home & Away campaign connects fans and troops with their local USO chapters.

Through Home & Away, Boeing, the St. Louis Rams and the USO of Missouri are partnering to help service members and their military families thrive.

"Boeing is dedicated to supporting our nation's military personnel, veterans and their families," said Jeff Wieringa, vice president of Engineering & Technology for Boeing Phantom Works. "Partnering with the Rams and the USO of Missouri on worthwhile endeavors to support those who have given so much is just one small way for us to say thank you."

Designed to encourage support for active and retired military members and their families, Home & Away allows sports fans to connect with their local USO chapter by donating online or through mobile pledge programs activated at in-stadium venues.


USO
Photo: Boeing

Going Mobile

The USO of Metropolitan Washington-Baltimore (USO-Metro) provides signature services, including the Boeing-sponsored Mobile USO unit, to nearly 300,000 military members and their families in the region.

"Thanks to Boeing's continued support, we have been able to increase the scope of the programs we provide to active-duty military families, as well as the wounded, ill and injured, and their caregivers," said Elaine Rogers, USO-Metro president and CEO.

First deployed in 2008, the Mobile USO brings social programs, events and activities to those who don't have access to a traditional USO location. Equipped with a lounge, kitchen and an Internet café, the unit brings local communities and organizations together to show their support for troops and their families.

Establishing a Rally Point

For veterans who are seeking employment, educational opportunities, benefit assistance, housing or transition advice, having a centralized source of information and ability to make real-time connections to these resources is critical.

"Today we are in a time of downsizing our military; many service members have less than 90 days to figure out, 'What's my next step?'. Our goal is to provide connections to targeted resources and assist the service member with developing an action plan and setting goals. This helps the service member and their family members to focus on priorities essential to their reintegration into the community. Part of the military ethos is knowing that no one is left behind; when a service member walks into RallyPoint/6; they have an instant connection with a 'Scout.' 'On the path forward, we've got your back' is core to the RallyPoint/6 ethos," said Anne Sprute, retired CW4 helicopter pilot and founder and CEO of RallyPoint/6.

RallyPoint/6 serves as a critical place in the community where veterans or members of the military are connected with community organizations that will assist on their next steps forward to their new objective.

Working with Boeing in the Puget Sound region of Washington state, RallyPoint/6 opened a comprehensive center that has developed a coordinated network of public and private partners near Joint Base Lewis-McChord. RallyPoint/6 assists the military community in connecting them to employment, education, benefits, housing, finance, legal, wellness and family program opportunities.

Since the center opened in March 2014, RallyPoint/6 has supported more than 1,750 military, veterans and their families.

With more than 675,000 veterans living in Washington state and 13,000 service members worldwide projected to transition into the state, the center's staff is focused on comprehensively supporting veterans and their families.


RALLY POINT
While your service is ending
Our responsibility is just beginning
ONWARD

Photo: RallyPoint/6



Boeing | Embracing Diversity
Employees Veterans
Association
VETERAN
BOEING
VETERAN

Photo: Boeing

Our Veterans

Entering active service near the end of the Vietnam conflict, Tony Tumminello served four years as a captain in the U.S. Air Force at Hanscom Air Force Base in Massachusetts.

"During my time in service, I personally observed the dedication that my fellow airmen and officers brought to their assignments and the pride they took in what we were doing for our country," he said.

Today, Tumminello is among the more than 23,000 veterans who bring their unique experience to Boeing. Our appreciation for veterans is part of everyday life and expands beyond recognition of service to include recognizing the value of their technical skills, integrity and leadership acumen.

One of eight official Boeing affinity groups, the Boeing Employees Veterans Association (BEVA), in partnership with the Veterans Task Force, hosts year-round recognition, community engagement and networking events to ensure that veterans' dedication and service are never forgotten.

"With 11 chapters around the company, BEVA provides a connection point for veteran and non-veteran employees. Through various events and activities, we are able to come together, establish a strong bond and communicate all the ways veterans bring value through service to our country," said David Thomas, president of the BEVA chapter in Titusville, Florida.



Creating Pathways to the Future

Photo: Thinkstock

Around the world, Boeing is helping people gain business and technical skills to pursue their dreams.

Invest

Boeing supports programs that empower individuals to prepare for and access employment in high-demand industries to improve their economic self-sufficiency. By supporting job training and developing financial and business skills, Boeing increases the capacity of individuals and communities to succeed.

Engage

Our employees have a strong history of contributing their time, money and skills to develop potential in others. By working with partners and organizations around the world, Boeing employees support the development of curricula, participate in mentoring and coaching programs, and share their business acumen to enhance programs that develop tomorrow's workforce.

Advocate

Working extensively with public and private sector partners. we drive conversations and support programs that advance the development of a skilled, diverse and talented workforce.

90% of **FareStart** program graduates secure living wage employment

Boeing Workforce Training Room will **strengthen** the **job search** and **interviewing skills** of 500 **people**

Boeing **partners** with **INJAZ Al-Arab**, which has impacted 1.6+M students

Unlocking Potential

RecycloBekia started as the idea of several Tanta University students who wanted to launch a company in an industry that did not even exist in Egypt. A year later, the Arab recycling company has 23 employees, its own factory and a strategic partner, as well as investors. One of many success stories from INJAZ Al-Arab, RecycloBekia demonstrates that not only can young students become entrepreneurs, but that they can also take ownership of their own economic futures.

Working under the umbrella of Junior Achievement Worldwide, INJAZ provides students with entrepreneurship training and the skills required to start and run their own businesses — as well as to become more well-rounded and employable in the future.

Boeing worked with INJAZ Al-Arab to create a six-month mentorship program to help students translate their ideas into viable business opportunities and navigate the entrepreneurship landscape. The Start Up program has been launched throughout the Middle East, including Oman, Tunisia, United Arab Emirates, Palestinian territories, Kuwait, Jordan, Morocco, Egypt and Qatar.

"Our teams of enthusiastic and dedicated volunteers are committed to inspiring and preparing youth to create their own opportunities and succeed," commented Akef Aqrabawi, interim CEO of INJAZ Al-Arab. "Through hands-on mentorship, business people impart their skills and knowledge to the next generation of entrepreneurs."



Photo: INJAZ


Photo: Nettur Technical Training Foundation


Photo: Thinkstock

Helping Students Learn and Earn

In India, approximately 80,000 aerospace jobs are expected to be created in the next 10 years.

To help meet the growing employment demands, Boeing has partnered with Nettur Technical Training Foundation (NTTF) to promote technical education among Indian youth and teach them the skills necessary for gainful employment in the aerospace sector through the Learn and Earn Program.

"There were very few vocational training organizations in the country which were aligned with the actual requirements of the industry," said Prat Kumar, president of Boeing India. "Now, for the aerospace industry, Boeing has created one which meets actual vocational training requirements."

In addition to the Learn and Earn Program, Boeing and NTTF have developed a 12-month postgraduate diploma program in aerospace science.

Creating a Workforce Training Room

Through our work with the Urban League of Greater Oklahoma City, Boeing is increasing individuals' access to digital technologies to secure employment, strengthen academic development and increase digital literacy.

Focused on serving people who are underemployed or have barriers to employment — both working-age adults and youth — the Boeing Workforce Training Room is a digital space for one-on-one services, career mapping and academic enrichment of Urban League of Greater Oklahoma City's clients.

"During the next two years, we will use the Boeing Workforce Training Room to help 500 clients strengthen their job search and interviewing skills to obtain a job," said Dr. Valerie Thompson, Urban League of Greater Oklahoma City president and CEO.


START
Photo: FareStart

Better Lives Through Great Food

For more than 20 years, FareStart has transformed lives through its culinary training program in Seattle.

"Today, FareStart offers an intensive training program that prepares homeless and disadvantaged men and women for jobs in the food services industry. We serve more than 800 individuals a year with 90 percent of program graduates securing living-wage employment in the food service and hospitality industries," said Megan Karch, chief executive officer for FareStart.

Through FareStart's comprehensive Adult Culinary Program and Youth Barista Program, participants build a strong foundation for the future through hands-on food-service training and classroom instruction. The eight- and 16-week training programs also provide individual case management and job placement services with a goal of rebuilding lives, reconnecting families and strengthening the community.

Leveraging support from Boeing, FareStart is accelerating the creation of additional training and funding opportunities for sustainable growth. This includes increased classroom space, staff for instructing students and updating the curriculum.

Expanding beyond financial support, Boeing employees have volunteered at the FareStart Restaurant to support the program's message of empowerment.

"This program is really cool," said Boeing employee Tailon Edwards. "FareStart teaches people how to sustain themselves through culinary skills and empowers each individual to achieve his or her highest potential through employment in the food service industry."

Sustainable Communities and Jobs

Through partnership with the Energy Conservation Corps (ECC) program in Charleston, South Carolina, Boeing is supporting job training of at-risk youth while helping families struggling to afford high utility bill costs.

Launched by the Sustainability Institute in 2010, ECC is an Americorps-affiliated program that recruits, trains, certifies and provides job placement services for young adults, ages 18 through 25 in the energy efficiency industry. Corps members are recruited directly from local communities to serve six-month or one-year terms and receive a combination of classroom and on-the-job training while giving back to their communities through their service work.

"The program creates meaningful impacts on the lives of Corps members as well as the community," said Jay Bell, program manager for ECC. "With 100 percent job placement of graduating members, we are providing tools and opportunity to realize their potential and make a difference."

As the contractor performing the work, ECC uses performance testing to ensure energy-efficient changes in low-income homes are occurring, while also teaching national standards and best practices for conducting energy efficiency retrofit work to Corps members.

More than 125 homes have been weatherized and upgraded for energy efficiency by the program, often saving local families more than 30 percent on their monthly bills.

The program has become a national model for workforce training and for Americorps.


SERVATION CORPS
Photo: Energy Conservation Corps



Photo: Sweet Beginnings LLC

Encouraging Sweet Beginnings

Using a little bit of honey, Boeing supported a Chicago organization in providing transitional job opportunities for area residents with barriers to employment, such as past incarceration or limited education or job skills.

"Sweet Beginnings gave me a different outlook on myself and it gave me hope. It helped me to get myself together so I can get back to the working world," said Regina, a former Sweet Beginnings employee.

Sweet Beginnings LLC is a wholly owned subsidiary of the nonprofit North Lawndale Employment Network and offers full-time transitional jobs in a green industry by producing local honey and honey-infused skincare products under the beelove™ brand. Employees handle all operational aspects, including caring for the bees, harvesting the honey and packaging the product.

Sweet Beginnings improves workforce habits and skills while offering transitional and permanent employment opportunities to people returning to the workforce.

The training and skills acquired are designed to translate to positions in various industries such as manufacturing, food service, distribution, and hospitality and customer services.

Ninety-six percent of former Sweet Beginnings employees are able to transition from the program into stable employment.



Photo: PlaNet Finance


BOEING

Photo: Boeing

Investing in Financial Support

In the United Arab Emirates, small and medium-size businesses account for more than 85 percent of total businesses. Designed to support Emiratis pursuing dreams of entrepreneurship, the Khalifa Fund for Enterprise Development provides improved financial services, technical assistance and mentoring through a capacity building program by PlaNet Finance.

"PlaNet Finance is designed to give locals the tools, knowledge and support to realize their potential," said Nadia Al-Shadhir, private partnership director – Dubai for PlaNet Finance. "With half a dozen instructors trained in three finance-focused educational modules, we are serving more than 200 micro-entrepreneurs per year."

With support from Boeing, PlaNet Finance is enhancing microfinance services available to Emirati youth with entrepreneurial potential through capacity building in the areas of core curriculum development, instructor support and process improvements.

A Shared Goal

Together with local suppliers and the nonprofit organization Les Restos du Coeur (Restaurants of the Heart), Boeing assisted, from 2011 to early 2015, in the preparation of individuals for careers in aerospace and related industries through Solidarity in Aerospace.

Also known as Aéronautique Solidaire, the program provides aerospace training and industry job placement assistance to disadvantaged individuals in France. Participants attend five weeks of training at the Châteauroux-Centre Airport and the facilities of local Boeing partners.

Since launching, more than 130 people have received a job offer, a temporary assignment or a professional training program.

After more than three years of successful results, Les Restos du Coeur will extend this innovative model to support other business areas.

Engaging Future Innovators


BOEING

Image: Boeing

We believe that our global partnerships with higher education institutions are critical for preparing today's students with tomorrow's skills and for advancing innovation.

Invest

Boeing directly supports higher education institutions through partnerships and annual grants. Our collaboration is designed to inspire and cultivate a global workforce for aerospace innovation by increasing access to education, accelerating skills development and enriching the educational experience for students.

Engage

Boeing partners globally with universities and higher education institutions to fuel our second century of talent and innovation by fostering world-class university relationships and delivering benchmark entry-level career programs. Through student-focused programs, such as internships and co-ops for university students around the world, students collaborate on innovative products by working alongside thinkers, dreamers, designers and builders.

Advocate

Boeing connects international businesses, governments, universities and research institutions through a shared commitment to strengthening aerospace industry leadership. Working together, we hope to inspire a diverse talent pipeline that develops the critical skills necessary for the 21st century's global economy.

Boeing has been **partnering** **with** higher education institutions since **1917**

Boeing provides **1,800** U.S. and international internships annually

Enabling **education** for **1,200+** university students through academic scholarships

Accelerating Education

The challenge is daunting: By the end of the academic year, teams of engineering students from five universities must virtually collaborate to design, build, test and fly unmanned aircraft capable of monitoring farmland to boost crop yields.

Created by Boeing employees in partnership with NASA and Brigham Young, Embry-Riddle Aeronautical, Georgia Tech, Purdue and Tuskegee universities, the AerosPACE (Aerospace Partners for the Advancement of Collaborative Engineering) program aims to evolve the systems and production engineering curriculum at top U.S. schools to address key industry skills gaps while educating future engineers.

Led by Boeing Associate Technical Fellow Dr. Mike Richey, students in the AerosPACE project tackle real-world challenges and gain hands-on experience with what it's like to work as an engineer in the global aerospace industry.

"I studied in a top-notch manufacturing engineering program at BYU, but there's still a huge gap between classroom theory and the work I do at Boeing," said Cory Cunningham, an AerosPACE alum who is now a process engineer in Boeing Commercial Airplanes. "By being exposed to an entire design-build project, I learned aircraft fundamentals and considerations — the entire product life cycle — that my degree alone didn't teach," he said. "That's how AerosPACE helped me. Now I understand how my individual work fits into the bigger picture."


MAVERICK
MAVERICK

Photo: Boeing


Photo: Advanced Manufacturing Research Centre

Bringing Education and Industry Together

Through a partnership between Boeing and the University of Sheffield in the United Kingdom, more than 250 advanced apprentices a year will receive training while delivering real-world industry solutions at the Advanced Manufacturing Research Centre (AMRC).

In addition to providing apprenticeships for local companies, the training center links with universities in Sheffield to provide higher-level education and offers courses for continuing professional development in manufacturing, technology and engineering.

"Everything that's good has an engineer at the heart of it," said Adrian Allen, commercial director at the AMRC. "Our target was to get young people back into engineering, and we are meeting that goal."


Photo: Boeing

Scanning the Field

At the University of North Dakota (UND), the ScanEagle unmanned aerial vehicle by Boeing and Insitu is supporting a unique four-year degree program for students looking to major in aerospace science.

"Having the opportunity to impact students who are pursuing a degree dedicated to unmanned systems means we will have a workforce that is much more in tune with the work environment they are going to be entering into," said Ryan Hartmann, president and chief executive officer of Insitu.

The Unmanned Aircraft Systems degree program curriculum at UND prepares students with career objectives aimed at the civil unmanned aircraft systems industry. The program began five years ago with just 15 students, but since then has grown to more than 130 students.


KHALIFA
UNIVERSITY
فاين
Photo: Boeing

Launching a Career

After logging more than 40 days in space and 5,700 hours in high-performance aircraft, Chris Ferguson knows what it takes to have a successful aerospace career.

"Studying science, technology, engineering and math gives students a solid foundation to become future innovators," Ferguson said. "Developing those technical skills along with a range of abilities that include teamwork, integrity and perseverance can give students the chance to do something amazing."

A former NASA astronaut and the director of Boeing's Crew and Mission Systems for the Commercial Crew program, Ferguson provided words of inspiration to almost 100 students from nine universities across the Kingdom of Saudi Arabia and the United Arab Emirates.

Ferguson's comments were part of many discussions held during the University Workshop series, which occurred in conjunction with an innovation summit held in Abu Dhabi. Organized by The Atlantic media group and sponsored by Boeing, the summit brought together more than 500 leaders and students from international businesses, governments, universities and research institutions to discuss the importance of new ideas to spark continued innovation and global growth.

"Universities and schools are a dynamic environment to learn the fundamentals that instill confidence and a healthy curiosity in the students," said Natalia Torres, director of University Relations and entry-level programs. "It is that confidence and curiosity that is the best catalyst for innovation."

Mars or Bust

Engaging more than 500 high school, college and university students from around the world in Huntsville, Alabama, NASA, Boeing and the U.S. Space & Rocket Center give future engineers and scientists a glimpse into the effort to explore Mars.

"This is a real-world simulation that is incredibly valuable for these students who will face the challenges of working on a team and dealing with budgets, test failures and deadline pressures," said Will Walsten, a Boeing Space Launch System fabrication specialist, who volunteers every year in the event's welding center to encourage and mentor the students. "In fact, these student designs could help NASA's own development of rovers and other systems for future exploration missions."

The students compete in the Human Exploration Rover Challenge, which builds on two decades of competitive student innovation in the NASA Great Moonbuggy Race. Organized by NASA's Marshall Space Flight Center, the Rover Challenge requires students to design, build, test and race lightweight, human-powered roving vehicles, solving technical problems along the way.

"We were able to spend a lot of time with the students, answering their questions about everything from the new rocket to internships and hiring opportunities," said Amber Hersh, who organized Boeing's participation in the event.

A former Boeing intern, Hersh continues to attend events to encourage students interested in pursuing a science, technology, engineering and mathematics career.



Photo: Boeing


Photo: Boeing

Engaging With Future Engineers

Stepping back into the classroom, a team of Boeing engineers met with students from Purdue University's School of Aeronautics and Astronautics to give a behind-the-scenes look at how the advanced manufacturing techniques students are learning in college are being applied to rapid prototyping in the engineering industry.

Stuart Voboril, Boeing Phantom Works director of Business Development, believes the training that students receive closely mirrors industry standards, better preparing them to enter the workforce.

"Their professor gives them an idea or acts as a customer with requirements, and then the students have to sit back and say, 'OK, how am I going to innovatively solve this problem?'. Then they have to go build it and show it," Voboril said. "And the time frames in which they do it are extraordinary."


Photo: Boeing

Getting Technical

Boeing partners with more than 150 technical affiliations worldwide to support the advancement of technology and innovation in aerospace, and inspire the next generation of STEM leaders.

Through involvement with various organizations — such as the American Society of Civil Engineers, American Institute of Aeronautics and Astronautics, American Society for Quality, Black Engineer of the Year Awards, IEEE International, National Society of Black Engineers, SAE International and the Society of Hispanic Professional Engineers — our employees engage in industrywide discussions, highlight Boeing's technical achievements, recognize diverse technical talent and enhance their professional development.

"The impact of Boeing's involvement with technical affiliations expands beyond demonstrating leadership in the aerospace industry," said Terri Morse, Boeing Engineering, Operations & Technology director of External Technical Affiliations. "It highlights Boeing's commitment to diversity and inclusion and provides an engaging way to focus on continuous learning through meaningful experiences and relationships."



Photo: Boeing

An Intern Experience

Last year, 1,800 college and university students participated in Boeing's internship programs, joining work groups to address technical and business challenges and provide fresh perspectives.

"During my internship, I made some real contributions. They encourage you to step up and take ownership of opportunities and I learned so many things that I don't think I would have gained elsewhere," said Christopher Richardson, a former intern from the University of South Carolina.

According to Glenn Cook, Boeing director of Global Staffing, the combination of meaningful work and access to career-development resources is all part of ensuring a future pipeline of diverse, qualified candidates.

"Interns are treated as part of the Boeing team," Cook said. "While we place a strong emphasis on job performance, we know that professional development is crucial to their long-term success."

University students and recent college graduates can gain real-world experience working at Boeing through internships and co-ops, as well as career foundation programs. By participating in these programs, students are given the opportunity to foster skills related to business, engineering and technological solutions while working alongside experts who teach and inspire.

Dedication to People, Culture and Leadership


BOEING

Photo: Boeing

We are committed to core values that define who we are and how we operate, and that ensure our strength as a leading global company.

Invest

Boeing people have been the source of our innovation and success for nearly 100 years — they are our leaders. We invest in their potential and well-being, and support them throughout their employee journey.

Engage

Boeing people — who create and do amazing things — fuel our ability to bring positive change to communities worldwide. We provide tools, resources and support for our employees to make valuable contributions to their communities while experiencing opportunities for personal growth.

Advocate

Recognizing the value of our employees, Boeing is committed to reinforcing a culture in which all employees feel respected, see opportunities to learn, and contribute their diverse perspectives, experiences and ideas.

Boeing **executives serve** on **500+** nonprofit boards

$232M invested in employee learning and **tuition reimbursement** annually

20,000 employees train at the Boeing Leadership Center each year

We GIVE Every Day

Every year thousands of our employees give their time, money or skills to others. Recognizing and encouraging the value of employee giving and volunteerism, GIVE Every Day is Boeing's approach to empowering employees to engage with our global communities based on the idea that we give, inspire and volunteer every day.

"It's an unforgettable experience to see and participate in the act of giving," said Vandana Vaidya, a Business Support manager based in Dubai, United Arab Emirates. "The joy and satisfaction you experience after doing something in your community is shared when you are able to volunteer alongside your family, friends and co-workers."

A companywide online tool serves as a virtual meeting ground for employees interested in partnering with their communities. The website allows employees to learn about Boeing's programs and local opportunities, and to share personal stories of giving or volunteering.

"Around the world we individually contribute our time, skills and knowledge to help others. The GIVE website allows us to come together, amplify and share stories of the positive impact we are having in our global communities," said Boeing employee Paul Bergman.

Our online tools and resources allow employees to choose where and how they would like to engage with their community while supporting their desire to create a lasting impact by inspiring people and communities worldwide.


GIVE
INSPIRE
VOLUNTEER
EVERY DAY
Photo: Boeing


Photo: Boeing


BOEING
ANA
Photo: Boeing

A Lean Experience

Creating value and making a meaningful impact in communities can be done by filling skills gaps or lending knowledge through skills-based volunteering.

While Boeing worked directly with Iowa State University on a variety of technical and engineering projects, employees took advantage of the opportunity to share project management and problem-solving techniques after receiving a call from the school's provost.

Implementing the Lean+ problem-solving model that Boeing uses to make process improvements, the Graduate College based in Ames, Iowa, participated in a two-day, Boeing-led Lean+ workshop. During the workshop students, administrators and staff learned how to apply process improvements and boost organizational efficiency.

"The lean workshop provided a focus and a lot of energy among people who don't often come together to work on a problem and create efficiencies in the way we operate," said Bill Graves, associate dean, Iowa State University Graduate College.

Giving Time and Talent

Every day thousands of our employees around the world demonstrate their dedication to their local communities.

Engaging with Japanese airline partner ANA, Boeing employees in Japan supported a reforestation project near Sendai Airport during Boeing's Global Month of Service in July 2014.

"This project was particularly wonderful because we had people from ANA and Boeing work together," said Boeing employee Kumiko Tanaka. "I believe we really made a difference."

Uniting employees, customers and partners each year, activities supporting our Global Month of Service as well as Earth Day and World Environment Day serve to encourage and acknowledge the many ways we can collectively support our communities.

In addition to community service projects, thousands of Boeing employees volunteer their time and talents to help communities thrive while cultivating personal and professional growth. By serving on governance boards, Boeing leaders lend their time, knowledge and skill to more than 500 nonprofit organizations.


Rebuilding
Together
St. Louis

Photo: Boeing

Making Dollars Count

In 2014, Boeing employees contributed $41.4 million through combined giving programs, including individual giving and gift match programs. For more than 60 years, many have also participated in the Employees Community Fund (ECF) of The Boeing Company, which allows employees to combine contributions for greater local impact.

Brenda Hofer, a 38-year ECF member, said seeing examples of how employee dollars are making a difference in the community is what keeps her involved in ECF.

"As I begin my monthly volunteer shift at the USO, I walk by a portrait of James S. McDonnell and think of the legacy of giving we are maintaining through ECF to support our service members and our communities," Hofer said.

The ECF is one of the largest employee owned and managed funds of its kind in the world. The fund empowers employees to pool their tax-deductible contributions and distribute them locally through employee advisory boards. Boeing pays all administrative costs, so every employee dollar helps strengthen local communities.

In addition to giving financially, the ECF provides employees with opportunities to volunteer in their local communities. Throughout the year, employees are able to give their time to support activities such as mentoring youth, community revitalization, veterans' programs, environmental restoration and job skills development among other vital community programs.



Photo: Boeing

Advancing an Open Culture

We believe that high performance is enabled by an open and accountable culture.

"It's through living the Boeing values — which include operating ethically and compliantly — that we are able to deliver our best performance for our customers, partners, co-workers and communities," said Jim McNerney, chairman and chief executive officer of The Boeing Company.

Each year, every employee signs the company's Code of Conduct and participates in ethics and compliance training. These annual practices serve as reminders of the company's ongoing commitment to driving openness, accountability and transparency. At Boeing, we believe these principles form the basis of an ethical and compliant work environment and enable high-performance organizations.

Employees in Ethics & Business Conduct, Global Trade Controls, Corporate Audit and Compliance Risk Management, which makeup the Office of Internal Governance, work daily with employees across the enterprise to support Boeing's performance and to build on its legacy of integrity.



Photo: Boeing

Promoting Well-Being

At Boeing, Well Being refers to a variety of programs and resources designed to ensure our employees have the individual, family, health and financial resources to improve their overall well-being.

For Fredwilliam Esguerra, a systems engineer in Philadelphia, the voluntary Boeing Step by Step Program — a companywide well-being program that helps employees identify and prioritize potential health risks, and take action to address them — helped set him on a path to better health.

"I really appreciate that Boeing provides these services and makes it so easy," Esguerra said. "Each year, these numbers make me reflect on my lifestyle and prompt me to make better choices."

In addition to the Step by Step Program, activities such as Boeing on the Move — a companywide physical activity challenge — provide our employees with the opportunity and tools to focus on making fitness a regular part of their lifestyle.

Responding to Human Need

Since 2000, Boeing and its employees have donated more than $30 million to support disaster relief efforts worldwide. Beyond the generosity of our people, our products play a key role in providing humanitarian assistance to communities around the world.

Through Boeing's Humanitarian Delivery Flight (HDF) program, the company collaborates with airline customers and international and domestic nonprofit partners to transport humanitarian aid on newly delivered aircraft.

In 2014, Boeing helped to facilitate 10 flights transporting more than 54,000 pounds of relief items, including our first HDF originating from Boeing in South Carolina. Items on these many flights included medical supplies and equipment to enhance the quality of health care to patients in Ethiopia, Kenya and Thailand; educational books and computers to schools in Ethiopia; toys to orphans in Iraq; and winter clothing, blankets and quilts to the displaced and needy in Bangladesh, Iraq and Thailand.

Three of those flights were with Ethiopian Airlines to transport medical equipment and supplies to health care facilities. This was the 23rd humanitarian delivery flight with Ethiopian Airlines since the program began.

"Ethiopian Airlines attaches the highest importance to its corporate social responsibility and its duty to give back to the community it serves," said Tewolde Gebremariam, chief executive officer, Ethiopian Airlines. "We pledge to continue such humanitarian flights and to do even more in the future, as we expand our fleet."

When India suffered a series of natural disasters, the Indian Air Force's C-17 and Indian Navy's P-8I fleet were at the forefront of rescue and humanitarian aid efforts. The Indian Air Force used transport helicopters and aircraft, including the C-17, to rescue hundreds of thousands of people, and drop thousands of gallons of water, food and medical supplies in the flood-affected areas.

"It is a somber, yet proud, moment to see Boeing aircraft being used to reunite thousands of people with their loved ones and responding to those most affected by devastation," said Dennis Swanson, vice president of Boeing Defense, Space & Security in India.


BOEING 787 8
ET-ASG
DREAM LINER
Photo: Boeing


Photo: Boeing


LEADER
—Photo: Boeing

The Power of Diversity

A major source of Boeing's strength is the range of diverse perspectives our people bring to creating innovative aerospace products and services. We believe in a culture that values diversity and inclusion, and we invest in programs and initiatives to broaden the skills, strengths and perspectives of our global team.

For more than 12 years, hundreds of employees have gathered at Boeing's annual Diversity Summit to learn from senior company leaders, external experts and other employees, who share information that advance the dialog about diversity and inclusion.

"My work with our affinity groups has helped me to gain a deeper understanding and engage in the diversity conversation to a far greater degree than I might have otherwise," said Sean Garcia, Boeing's director of Policy, Processes and Compliance for the company's Corporate Contracts group.

In addition to the summit, employees have learning and leadership opportunities through training, heritage month commemorations and affinity groups or local diversity councils.

Developing Leaders

At Boeing, broadening and deepening the leadership capabilities of our people is foundational to our company's enduring strength.

"Cultivating the next generation of leaders is a vital part of the overarching employee journey at Boeing," said Heidi Capozzi, vice president of Leadership Talent Management Organization Effectiveness. "The BLC [Boeing Leadership Center] is one of many opportunities, including daily interactions with leaders and formal and informal mentoring programs, where our people learn and grow."

Through our disciplined approach to leadership development, guided by leaders at every level of the company, we strive to continuously provide opportunities for our people to develop their leadership knowledge, skills and capabilities.

Participating in development programs taught by Boeing executives from across the company, the Boeing Leadership Center facilitates teaming to share best practices and tackle actual business challenges.

Engagement



Photo: Boeing's first KC-46 Tanker test aircraft, a 767-2C, takes off on its inaugural flight on Dec. 28, 2014. Boeing is building the U.S. Air Force's next-generation aerial refueling tanker aircraft.


Leading Ahead

Visit us at boeing.com/investorrelations to view our annual reports and to find additional information about our financial performance and Boeing business practices.


Build Better Communities Worldwide

Visit us at boeing.com/community to view our Corporate Citizenship Report and other information about how Boeing is working to improve communities worldwide.


BOEING 777X

Visit us at boeing.com to learn more about Boeing and how extraordinary innovations in our products and services are helping solve the world's toughest problems.


BUILD A BETTER PLANET
DESIGNING THE FUTURE
INNOVATING TO ZERO

Visit us at boeing.com/environment to view our current Environment Report and information on how the people of Boeing are developing ways to protect the planet and create a better tomorrow.

Photo: Boeing

Exhibit C

"Seeking Support" Section of Website

Seeking Support

As a stakeholder in the success of our communities, we lead responsibly to help address challenges that are bigger than any one company's interests. Our contributions and efforts are focused on making a significant difference in the lives of people around the world—now and for generations to come. We support organizations that are leaders in what they do, demonstrate innovation, and align and collaborate with others to achieve workable solutions to community issues. Our community investments are managed locally and grant making strategies are tailored by locations to address the specific needs of their region.

Please select your state or country to learn more about Boeing's processes and priorities for each specific area of giving.

Select your state, province or country

United States
Canada
Asia
Europe, Middle East, Africa
Latin America

The Employees Community Fund (ECF) of The Boeing Company

Additionally, qualifying charitable or educational organizations can apply for grants from the Employees Community Fund (ECF) of The Boeing Company, which has been empowering employees to pool their tax-deductible donations for greater impact for more than 60 years. Employee advisory boards work to locally distribute combined employee donations, which are made through recurring payroll deductions or one-time gifts, to nonprofits in their community. Boeing pays all administrative costs so 100 percent of every employee dollar helps strengthen local communities.

ECF grants have gone toward community projects such as aiding the homeless, stocking food banks, helping at-risk children succeed in school, providing job training for the unemployed, funding critical health services, supporting veterans programs and more.

- ECF makes grants to U.S.-based IRS 501(c)(3) qualified charitable or educational organizations
- U.S. organizations need a 501(c) (3)-qualified tax ID number to apply

Find your state or region below for specific ECF grant making guidelines.

Select

Exhibit D

Example of Site-Specific Guidelines





CALIFORNIA – Local Grantmaking Guidelines

Boeing's journey as a global industry leader and corporate citizen parallels its nearly 100-year history of building better communities worldwide.

As we contribute toward sustainable growth and systemic impact for our communities and their people, we must place greater emphasis on preparing individuals for success through lifelong learning – a process that starts at birth and continues throughout peoples' lives. With a focus on integrated, active and ongoing learning we can best build the capacity of individuals and communities to succeed in a constantly evolving world. To this end, our contributions and efforts in California are focused on these key strategies: education, environment, health and human services, arts and culture and civic engagement – to make systemic, lasting contributions to our community.

How do submit information in order to be considered for a grant?

Our Community Investors work through existing networks and partners to identify the organizations and programs with whom we wish to work. There are many opportunities to meet our Community Investors in the community at events/conferences/convenings centered on their particular focus area. If you are not actively pursuing such opportunities in the community and wish to seek support from Boeing, please see the following instructions.

1. **Read this complete document** to understand Boeing's local community investment guidelines for California. All the information about the objectives of our grantmaking, types of support and our service area can be found here.

2. **Examine the Focus Area Objectives** corresponding to the focus area under which your programs fall. These objectives list the types of programs which we can fund through this function. WE DO NOT FUND PROGRAMS THAT FALL OUTSIDE THESE OBJECTIVES.

3. **If you believe your project aligns, email the Community Investor** listed for that Focus Area. The email should indicate that you have examined this Guidelines Document and should provide a brief and clear indication of HOW your programs support the listed Focus Area Objective(s).

4. **If we are interested in pursuing your proposed project**, the Community Investor will contact you to discuss the possibility of submitting an LOI.

Deadlines:

Strategy Focus Area	LOI Deadline	Application Deadline (if invited)	Grants Awarded By
Arts & Culture	N/A	July 1	September 1
Health & Human Services	N/A	July 1	September 1
Environment	July 1	August 1	October 3
Early Learning and Primary/ Secondary Education	July 1	August 1	October 3

Where does Boeing focus its support in California?

Geographic Service Area
While we focus efforts to support broad initiatives that affect all of California, most investments are made in communities where we have a significant operational, manufacturing and/or employee base. **Currently, those communities are all in Southern California.** We work within Boeing's community investment strategies to develop a site-specific plan tailored to the particular needs of our region, focusing our grants on the following strategies listed below.

Education:
The core of our Education outreach is supporting teacher professional development. We do not

fund student-facing programs. Additionally, with thousands of public schools in our service area, we focus on helping at the district, county and state level. We do not support individual schools directly.

- **In Early Learning** we support systemic improvements in early care and education programs that will ensure the delivery of and access to quality early learning opportunities for children from birth to age five. Boeing supports programs benefiting traditionally underserved families and communities in California that have the least access to quality early childhood education. Our investments:
  - Increase parental and caregiver knowledge and skills to nurture a child's social, emotional and cognitive development.
  - Improve the professional development of diverse center based teachers and family child care providers.
  - Promote public awareness on the benefits of quality early learning by engaging families, providers, policymakers, the media and other stakeholders and developing leaders to shape better education policy and resource allocation state wide, particularly for those from disadvantaged and minority backgrounds.

- **In Primary/Secondary Education** we strive to build capacity and align educational systems by focusing on the development of school leadership, teachers, programs and curricula that focus on advancing students' capacity for lifelong learning and their overall educational outcomes, especially in subjects that can prepare them for STEM careers. Boeing supports systemic and results-oriented programs that prepare students in California for success in college, career and life. Our investments:
  - Enhance math and science educator professional development. Programs should be intensive, ongoing and sustainable; focused on specific academic content; connected to practice; mission driven and aligned with other district initiatives; collaborative and system-wide; reflective, including mentoring or peer coaching; and related to achievement gains for all students.
  - Increase the number of quality math and science educators, specifically in under performing schools and districts.
  - Recruit, develop, and retain dynamic and diverse education leaders such as principals, curriculum specialists, superintendents and school board members who can drive transformation in under performing schools and districts.
  - Promote hands-on and inquiry-based math and science content that is rigorous, aligned to the Common Core standards, enhances science, technology, engineering and math (STEM) competencies, and relevant to STEM workforce needs.

Contact for Education: Early Learning Kevin.M.Ober@boeing.com and Primary/Secondary Education Tamika.M.Lang@boeing.com

Environment:
We invest in programs that educate and engage communities about the importance of taking action to reduce their impacts on the environment and climate change. The programs supported should exhibit each of the following three aspects: Awareness, Education and Action and seek to: 1) provide awareness of specific environmental concerns for program participants; 2) provide educational opportunities for program participants to understand what can be done to address the specific environmental concerns; and 3) require measureable action on the part of program participants. Of particular interest are programs that target underserved populations or educators who work with underserved populations in one of these three areas:

- **Water**
  - Programs that support the development and implementation of water conservation and rainwater capture systems--this includes consumer education efforts on how to reduce water consumption and implement new technologies in their households. Particular attention will be paid to programs that address underserved communities in our region.
  - Support efforts that protect our coastal and inland waterways and the surrounding habitats through community education with specific attention paid to the connection to water conservation and clean water efforts.

	○ **Urban Community Health** • Programs that educate youth, families, community leaders and businesses on environmental issues and their impact on the health of the community. These types of education programs are not school curriculum- or standards-based and are delivered outside the traditional classroom setting that lead participants to take action in changing or modifying environmental behavior. ○ **Environmental Education** • Programs that support and advance environmental studies in our schools. Our goal is to provide a continuum of services from Early Childhood through the traditional K-12 Classroom. As with our Education Focus Area, the emphasis will be on teacher and educator professional development. Contact for Environment: Vanessa.Pereda@Boeing.com **Health and Human Services:** We focus on programs that help individuals train in relevant skills, obtain employment, build assets, access health services, and improve health. Additionally, programs that provide for the economic growth of underserved communities through social enterprises and systemic improvements in service delivery. Boeing supports collaborative regional programs with innovative solutions and demonstrated outcomes that directly enhance the economic self-sufficiency of California residents. Investments will be made in initiatives that provide: • Financial stability services, including investment, savings account, credit rating, mortgage procurement training • Collaborative programs that provide innovative job training that leads to employment placement and increased personal income in growth and emerging industry sectors, such as Healthcare; Logistics/Goods Movement, including food and produce; and Construction, including green jobs • Social enterprises that serve as places for on-site job training/business education, which provide disposable products and services that benefit the community. Contact for Health and Human Services: Kevin.M.Ober@boeing.com **Arts and Culture:** Boeing believes an education which includes the arts provides students with the skills and abilities to succeed in life and navigate careers in the 21st century. Our investments in 2013 will continue to support the advancement of two county-wide initiatives: Arts for All in Los Angeles County and Arts Advantage in Orange County. We focus our support on organizations who work in collaboration or partnership to directly support these initiatives. This includes support to school districts, government agencies and arts partners focusing on programs that: • Enable school districts to adopt policies, plans and budgets for quality, standards-based arts education delivered in the classroom. • Support Arts for All or Arts Advantage school districts in their ability to advance and/or deepen their work. • Provide professional development for teachers and administrators. • Support and promote advocacy for arts education. Contact for Arts and Culture: Vanessa.Pereda@Boeing.com **Civic Engagement:** Boeing GCC in California continues to support the leadership development of our community partners along with efforts that highlight the impacts of diverse communities in the region. However, we are not currently accepting new solicitations for support under this focus area.
Besides corporate cash grants, what other types of support are available	In California we have the opportunity to support organizations in the following ways: **Business-related Sponsorships:** Requests that are national in scope or are business/marketing related are very limited and are processed through the Boeing Brand

and may I apply for multiple resources?	Center. For information and application, please visit http://www.boeing.com/company/key-orgs/advertising-and-brand/sponsorships.page . **Local Charitable Galas, Fundraisers and Benefits:** Because of limited sponsorship dollars, our support of these types of events is generally reserved for existing community partners and those organizations whose efforts align specifically with our community investment strategies (see above). Contact the community investor listed above under your specific focus area. **Executive Board Service:** Board support is provided for current grantees and potential partner organizations whose missions and programs align with our strategic investing objectives. To request a Boeing executive to serve on your board, submit the letter of inquiry here: www.cybergrants.com/boeing/governanceboard/loi. We will review the questionnaire and contact you with more questions and/or discuss an appropriate executive for the position. Please note that our executives are in considerable demand and placement is highly competitive. **Volunteers:** Priority is given to those projects that have a demonstrated interest with our employee volunteers and whose outreach directly addresses those issues outlined above for our grant investments. Contact: Maria.A.Passaseo@boeing.com **In-kind donations:** Occasionally we are able to accept requests for in-kind donations such as excess office furniture, equipment and materials. Contact: Kevin.M.Ober@Boeing.com. **The Employees Community Fund of Boeing California (ECF)** operates separately from Global Corporate Citizenship in California. If you have questions about current or past funding that your organization has received from ECF, you must contact ECF directly. Funding from ECF is provided on an employee referral basis. A Boeing employee contributing to the ECF Pooled Fund may nominate your organization. The employee can find information on how to nominate an organization by visiting on the Boeing internal website. Outside organizations can learn more about ECF at http://www.ecfboeingca.org/.
Who should I contact with additional questions?	For general inquiries, please contact, Tamika Lang, Manager, Western Region Global Corporate Citizenship at Tamika.M.Lang@boeing.com. When corresponding, **please indicate that you obtained the contact information by visiting the Boeing Website.**

Exhibit E

Example from Website: Education Initiatives


EDUCATION

Overview

By leveraging our total resources, including corporate grants, partnerships with higher educational institutions and employee volunteerism, Boeing is committed to helping children and youth achieve their potential through educational enrichment and support programs that promote academic success, independence and economic sustainability.



Boeing employees are inspiring students and parents to engage in active learning where a problem is solved by applying classroom lessons to a real-world challenge.

Educational Resources

As part of our centennial, Boeing engineers teamed up with several leading educational partners to co-create K-12 educational resources that celebrate the science behind the past 100 years of aerospace advancement and ready students, families and teachers with skills for the next century.

We're offering these free resources — including video profiles, interactive learning modules, family and teacher guides, and online engineering design challenges — as we get ready to turn 100 years young on July 15, 2016.

Whether you are a teacher planning a field trip, a student digging deeper into topics explored in the Above and Beyond exhibition, a parent who wants to support your child's aerospace interests, or a future innovator exploring careers in aerospace, you're in the right place!

Learn more about Boeing's centennial education partners

Learn more about Boeing's commitment to education



Educators

Informed by globally competitive education standards, these free resources help to inspire your K-12 students to learn critical thinking and problem-solving skills.



Students and Families

Get hands on! Design your own wave machine, explore the challenges of flight or get an inside look at how Boeing engineers are designing the future.



Mentors and Volunteers

Seeking powerful resources to support STEM learning? Whether you mentor every day or volunteer once a year, these materials will help you inspire and motivate the next generation of innovators.

Early Learning

Boeing takes the long view that learning begins at birth. Our investments in early learning are intended to ensure that every child has access to quality early care and education. Early learning is essential to giving all students a good and equal start in life. Boeing supports efforts to improve the preparation of early caregivers and drive public awareness of the importance of early education. Research shows that early learning has a significant return on investment; youth who have access to high-quality early learning opportunities are better prepared for building literacy and numeracy skills and are less likely to require remediation in core subjects later on in life.



Boeing partner Iridescent Learning uses cutting-edge technology to tell engaging stories that illustrate basic science concepts to students. (Maria Passaseo photo)

Educator Leadership Development



Through collaboration with Boeing, the national nonprofit New Leaders is able to help teachers and principals hone their leadership abilities through training and school-based residency programs.

Boeing supports the development of educators because teachers and school leaders are key levers of student achievement and success, and because leadership is a Boeing core value and commitment. Research indicates that educators and school leaders have an outsized impact on student learning and achievement. Supporting educator leadership development in both instruction and management is critical to improving student outcomes. Boeing supports school and teacher leadership programs that support educators in shifting their practice so that they are equipped to create learning environments that allow students to practice and acquire 21st century skills.

Problem-based Learning

How students learn matters as much as the quality of what they learn. Our efforts are intended to inspire and prepare students to learn throughout their lives and apply their knowledge in relevant ways to improve the world we live in – that's what Boeing employees do every day. Skills such as creative problem-solving, technical expertise, curiosity and persistence are the same qualities we want to instill in the next generation. Drawing on the company's core competencies and leadership in engineering, science and advanced manufacturing, Boeing supports problem-based learning opportunities related to STEM experiences and skills for students and their families.



The FIRST Robotics Competition matches Boeing employee mentors with more than 200 student teams annually as they design, build and test robots to compete with others around the world.

University Relations



We believe that our global partnerships with higher education institutions are critical for preparing today's students with tomorrow's skills for advancing innovation.

Learn more

Building Leaders

Developing strong leaders is the foundation for our continued success. Learn more about how we invest in advancing the careers of our people.

Learn more



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